UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Foundation Medicine, Inc., a Delaware corporation (the “Company,” “Foundation Medicine,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on July 2, 2018. The Schedule 14D-9 relates to the offer by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), as disclosed in the Offer to Purchase, filed by Merger Sub and Roche Holdings with the SEC on July 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Foundation Medicine, at a price per Share equal to $137.00, net to the seller of such Shares in cash, without any interest (the “Offer Price”) and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, filed by Merger Sub and Roche Holdings with the SEC on July 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

ITEM 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The first paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” on page 26 is hereby replaced with the following:

“Each of the Special Committee and the Company’s Board of Directors (other than the Roche Designees who recused themselves from related board meetings and deliberations) believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, our unaffiliated stockholders.”

(2) The second paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Special Committee” on page 26 is hereby replaced with the following:

“In determining that the Offer and the Merger are advisable, fair to, and in the best interests of our unaffiliated stockholders, and recommending stockholders tender their shares of our common stock in the Offer, the Special Committee considered a number of factors, including the following non-exhaustive list of material reasons (not in any relative order of importance) that it believes support its unanimous determination and recommendation:”

(3) The fourth bullet in the second paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Special Committee” on page 26 is hereby replaced with the following:

“the financial presentation and oral opinion of Goldman Sachs to our Special Committee and the Board (other than the Roche Designees), which was adopted by the Special Committee and confirmed by delivery of a written opinion dated June 18, 2018, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view (the full text of the opinion of Goldman Sachs, dated as of June 18, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Goldman Sachs is attached as Annex B and is incorporated by reference in this Schedule 14D-9 in its entirety) (see also the section entitled “—Opinion of the Special Committee’s Financial Advisor”);”

(4) The tenth bullet in the second paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Special Committee” on page 27 is hereby replaced with the following:

“the following procedural safeguards to ensure the fairness of the Transactions and to permit the Special Committee to represent the interests of our unaffiliated stockholders:”

(5) The first sentence in the first paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Board of Directors” on page 28 of the Schedule 14D-9 is hereby replaced with the following:

“The Company’s Board of Directors believes that the Offer and the Merger are advisable, fair to, and in the best interests of our unaffiliated stockholders.”

(6) The first sentence in the second paragraph under the heading “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger—Board of Directors” on page 29 of the Schedule 14D-9 is hereby replaced with the following:

“In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger to our unaffiliated stockholders, the Board considered and relied upon the following factors, among others:”

(7) The section entitled “Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is further amended by inserting the following at the end thereof:

“Additionally, the Special Committee and the Board considered the financial presentation and opinion of Goldman Sachs in their entirety and did not separately consider any portion of the information or financial analyses presented by Goldman Sachs in connection with rendering its opinion. The Goldman Sachs opinion addressed the fairness determination from a financial point of view of the consideration to be paid to holders (other than Roche Holding Ltd and its affiliates) of Shares pursuant to the Merger Agreement. While such holders of Shares may include other holders that are affiliates of Foundation Medicine (including officers and directors), such affiliates will receive the same $137.00 per Share in cash for their Shares as the unaffiliated stockholders in the Offer and the Merger. Therefore, the Special Committee believed that there was no material distinction between the fairness of the transaction to our unaffiliated stockholders and the fairness of the transaction to holders of Shares (other than Roche Holding Ltd and its affiliates).

In considering the Offer and the Merger, the Special Committee noted the fact that Roche Holdings, which, together with its affiliates, beneficially owns approximately 56.6% of the outstanding Shares, had expressed its unwillingness to consider the sale of its interest in the Company, and any alternative transaction was impossible without the consent of Roche Holdings. Roche Holdings did not propose any alternative structures for the proposed transaction, and the tender offer and second-step merger structure provides for an efficient process for completing the transaction in a timely manner if the conditions to closing are satisfied. As such, the Special Committee did not consider any alternative means to accomplish the transaction.”

(8) The last sentence of the third paragraph under the heading “Opinion of the Special Committee’s Financial Advisor—Selected Companies Analysis” on page 33 of the Schedule 14D-9 and the table immediately thereafter are hereby replaced with the following:

“The following tables present the results of this analysis:

Company and Selected Companies	Enterprise Value (in millions)	2020E Revenue (in millions)	Enterprise Value as a multiple of 2020E Revenue
Company
June Projections	$4,111	$627	6.6x
IBES Estimates	4,111	411	10.0x
Molecular Diagnostics Services
Exact Sciences Corporation	8,349	884	9.4x
Genomic Health, Inc.	1,765	453	3.9x
Invitae Corporation	598	275	2.2x
Myriad Genetics, Inc.	2,917	817	3.6x
Natera, Inc.	896	380	2.4x
NeoGenomics, Inc.	1,180	331	3.6x
Veracyte, Inc.	297	126	2.4x
Diagnostics Services
Laboratory Corporation of America Holdings	24,908	12,396	2.0x
Quest Diagnostics Incorporated	19,321	8,241	2.3x

		Company		Selected Companies
		June Projections	IBES Estimates	Molecular Diagnostics Services	Diagnostics Services
Enterprise Value as a multiple of:
2020E Revenue	High			9.4x	2.3x
	Median	6.6x	10.0x	3.6x	2.2x
	Low			2.2x	2.0x

This analysis was undertaken by Goldman Sachs in order to assist Goldman Sachs, the Special Committee and the Board in understanding how the various companies within the molecular diagnostics services and diagnostics services industries were trading with respect to certain commonly used financial metrics and in understanding if the Shares were trading at a relative premium or discount to such companies, and Goldman Sachs considered the results of such analysis, among other things, in deriving the illustrative Three-year Forward Multiple Range, as defined and described in the section entitled “—Illustrative Present Value of Future Share Price Analysis” below. Goldman Sachs did not calculate a range of implied equity values based on this analysis.”

(9) The third sentence of the first paragraph under the heading “Opinion of the Special Committee’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis” on page 34 of the Schedule 14D-9 is hereby replaced with the following:

“Goldman Sachs first calculated the implied values per Share as of June for each of the years 2019 to 2022 by applying a range of enterprise value to three-years’ forward revenue multiples (the “Three-year Forward Multiple Range”) of 4.0x to 9.5x to the revenue estimates contained in the June Projections for each of the years 2021 to 2024.”

(10) The table under the heading “Opinion of the Special Committee’s Financial Advisor—Premia Analysis—Minority Stake Takeout” on page 34 of the Schedule 14D-9 is hereby replaced with the following:

“Date Announced	Acquiror	Target	Share Price paid by Acquiror	Share Price prior to announcement	Premium to Target’s Undisturbed
March 7, 2016	Great American Insurance Company	National Interstate Corporation	$32.00	$22.61	41.5%
February 19, 2013	Chiesi Farmaceutici S.p.A.	Cornerstone Therapeutics Inc.	9.50	5.35	77.6	%(1)
November 28, 2012	Danfoss A/S	Sauer-Danfoss Inc.	58.50	39.38	48.6%
November 1, 2010	CNA Financial Corp.	CNA Surety Corp.	26.55	19.25	37.9%
March 21, 2010	CONSOL Energy Inc.	CNX Gas Corporation	38.25	30.80	24.2%
September 4, 2009	Fairfax Financial Holdings Limited	Odyssey Re Holdings Corp.	65.00	50.23	29.4%
August 12, 2008	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	UnionBanCal Corporation	73.50	58.18	26.3%
July 21, 2008	Roche Holding Ltd	Genentech, Inc.	95.00	81.82	16.1%

(1)	Chiesi Farmaceutici S.p.A. / Cornerstone Therapeutics Inc. transaction omitted for the purposes of calculation of high, mean, median and low transaction premiums due to Cornerstone Therapeutics Inc.’s acquisition of the exclusive U.S. market rights to PERTZYE during its acquisition by Chiesi Farmaceutici S.p.A.”

(11) The third sentence of the sixth paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor—General” on page 36 of the Schedule 14D-9 is hereby replaced with the following:

“The engagement letter between the Special Committee and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, including information related to the capitalization of the Company, at approximately $26.3 million, all of which is contingent upon consummation of the Transactions.”

ITEM 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 46 of the Schedule 14D-9, after the paragraph entitled “Annual and Quarterly Reports”:

“Legal Proceedings Related to the Offer and the Merger.

On July 10, 2018, a putative securities class action complaint, Wang v. Foundation Medicine, Inc. et al., No. 1:18-cv-11435, was filed in the United States District Court for the District of Massachusetts by purported Foundation Medicine shareholder Elaine Wang against Foundation Medicine and Foundation Medicine’s directors in connection with the Offer. An amended complaint (the “Wang Complaint”) was filed on July 11, 2018 against Foundation Medicine, Foundation Medicine’s directors, Roche Holdings, and Merger Sub. The Wang Complaint alleges that the Schedule 14D-9 filed on July 2, 2018 in connection with the Offer omitted certain supposedly material information concerning (1) communications regarding the positions of Foundation Medicine’s directors and officers following the Transactions, (2) communications regarding compensation to be paid to Foundation Medicine’s directors and officers in connection with the Transactions, and (3) compensation received by Goldman Sachs in connection with Foundation Medicine’s initial public offering and Roche Holdings’ 2015 investment in Foundation Medicine. The Wang Complaint asserts claims against all the defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against Foundation Medicine’s directors and Roche Holdings for violation of Section 20(a) of the Exchange Act. The Wang Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs.

On July 11, 2018, a putative securities class action complaint, Kent v. Foundation Medicine, Inc. et al., No. 1:18-cv-01028 (the “Kent Complaint”), was filed in the United States District Court for the District of Delaware by purported Foundation Medicine shareholder Michael Kent against Foundation Medicine, Foundation Medicine’s directors, Roche Holdings, and Merger Sub in connection with the Offer. The Kent Complaint alleges that the Schedule 14D-9 filed on July 2, 2018 in connection with the Offer omitted certain supposedly material information concerning (1) communications regarding the positions of Foundation Medicine’s directors and officers following the Transactions and (2) compensation received by Goldman Sachs in connection with Foundation Medicine’s initial public offering and Roche Holdings’ 2015 investment in Foundation Medicine. The Kent Complaint asserts claims against all the defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against Foundation Medicine’s directors, Roche Holdings, and Merger Sub for violation of Section 20(a) of the Exchange Act. The Kent Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs.

Additional similar cases may also be filed in connection with the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: July 17, 2018	By:	/s/ Troy Cox
	Name:	Troy Cox
	Title:	President and Chief Executive Officer